Exhibit 1.02

Conflict Minerals Report

Sparton Corporation

2013 Calendar Year

“Sparton,” “we,” “our” and “us” are used interchangeably to refer to Sparton Corporation and its subsidiaries. The following is a description of the measures we took to exercise due diligence on the source and chain of custody of conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) contained in our products manufactured during the 2013 calendar year.

As a first step, Sparton determined that Conflict Minerals are contained in certain products manufactured or contracted to be manufactured by Sparton, and that the Conflict Minerals are necessary to the functionality or production of certain products. Sparton then conducted a supply chain survey of its applicable direct suppliers using the Electronic Industry Citizenship Coalition, Incorporated & Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals reporting template. We surveyed direct suppliers identified as providing components that potentially contain Conflict Minerals during the 2013 calendar year. If the surveyed supplier could not provide the requested information, we then surveyed the manufacturer of the component.

In furtherance of our supplier survey efforts, Sparton has integrated into its supply chain management programs the Organization for Economic Co-operation and Development (“OECD”) five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. Sparton’s due diligence framework and compliance efforts are described below.

A.	Establish Strong Sparton Management Systems

In accordance with our due diligence framework and compliance efforts:

•	We have communicated to all of our applicable suppliers our efforts to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to a compliance statement and other communications (collectively, the “Compliance Statement”). We request that our applicable suppliers provide a comprehensive Conflict Minerals declaration for all Conflict Minerals in the form of, or comparable to, the EICC/GeSI template. We provide our Compliance Statement to all new suppliers and plan to provide annual related compliance statement communications to our entire supply base.

•	We implemented internal compliance efforts, including internal reporting requirements, to support our supply chain due diligence process.

•	We implemented an intake process with new suppliers to screen their applicable components.

•	We established a system of controls and supply chain transparency by employing due diligence tools created by EICC/GeSI, including supply chain surveys. As a downstream manufacturer, we rely on our suppliers to provide the origins of all Conflict Minerals, including smelter and mine locations, and transit routes. Additionally, our customers often instruct us as to which suppliers we are required to purchase materials from. Based on our reasonable country of origin inquiry conducted in accordance with the EICC/GeSI template (“RCOI”), we could not determine smelter and mine locations, and transit routes, for all of our manufactured or contracted to manufacture products.

•	We implemented a risk mitigation response plan to address business relationships with suppliers that are DRC conflict undeterminable (as defined in Item 1.01(d)(5) of Form SD), which mitigation may include identifying an alternate supply. Our program includes continuous monitoring to adjust our strategies as sourcing data improves and new information is received.

B.	Identify and Assess Risks in Our Supply Chain

We identified risks at the product level by determining first whether the products contained Conflict Minerals necessary to the functionality or production of products that we manufacture or contract to be manufactured.

We then identified the applicable supplier(s) relating to those products. As we progress, we expect that transparency in our supply chain will increase and that will allow for better risk assessment at more detailed levels of our supply chain. We intend to continue communicating with our suppliers regarding Conflict Minerals, in order to help mitigate risks that the necessary Conflict Minerals identified the products we manufacture or contract to manufacture could benefit armed groups in the Democratic Republic of the Congo or an adjoining country (as defined in Item 1.01(d)(1) of Form SD, “Covered Countries”).

Based on assessed risks, our RCOI covered applicable suppliers.

C.	Design and Implement a Strategy to Respond to Identified Risks

We believe that our RCOI was reasonably designed and executed to determine the existence and source of Conflict Minerals in our supply chain, including recycled or scrap materials (as defined in Item 1.01(d)(6) of Form SD). We utilized the EICC/GeSI template for our RCOI, but also comparable forms of documentation accepted in the industry. We conducted our effort to send surveys in good faith, utilizing up to three rounds of communications with our suppliers through March 2014. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Democratic Republic of the Congo or an adjoining country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. We tracked results of our supply chain diligence process and periodically reported the results to our executive leadership team.

We do not have sufficient information, based on the survey responses received, to determine each of the specific facilities used to process Conflict Minerals or to identify specific countries of origin for the Conflict Minerals used in all of our products (whether manufactured or contracted to be manufactured by us).

D.	Implement Targeted Independent Third-Party Due Diligence

We support industry associations that administer independent third-party smelter and refinery audit programs. We encourage targeted suppliers and/or facilities to participate in comparable due diligence validation activities.

We engaged a third party to assist in the RCOI, data collection and survey process.

E.	Report on Supply Chain Due Diligence

We developed a supply chain due diligence policy, communicated this policy to our suppliers and will continue to communicate with our suppliers. We also developed and distributed our Compliance Statement. Further, we have responded to various customer requests for information regarding our Conflict Minerals determination.